Exhibit 107

Calculation of Filing Fee Table

Form S-8

(Form Type)

Coya Therapeutics, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule(1)	Amount Registered(2)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee

Equity	Common Stock, $0.0001 par value per share	Other	1,994,510	$5.73	$11,436,919.24	0.00015310	$1,750.99

Total Offering Amounts				—	$11,436,919.24	—	$1,750.99

Total Fee Offsets				—	—	—	—

Net Fees Due				—	—	—	$1,750.99

(1)

Calculated solely for purposes of this offering under Rules 457(c) and 457(h) of the Securities Act on the basis of the average of the high and low prices per share of Registrant’s Common Stock on January 23, 2025 as reported by The Nasdaq Capital Market.

(2)

Represents: (i) 576,213 shares of Common Stock (“Evergreen Shares”) made available on January 1, 2024, pursuant to the 2021 Plan’s automatic annual increase provision (the “Evergreen Provision”), which allows for an increase equal to 4% of the total number of shares of Common Stock outstanding on December 31 of the prior year, (ii) 750,000 shares of Common Stock made available pursuant to an amendment to the 2021 Plan approved by the Registrant’s stockholders on May 8, 2024, and (iii) 668,297 Evergreen Shares made available for grant on January 1, 2025 pursuant to the Evergreen Provision. Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also be deemed to cover any additional shares of Common Stock that may from time to time be offered or issued under the Plan to prevent dilution resulting from stock splits, stock dividends or similar transactions that increases the number of outstanding shares of Common Stock.